

October 6, 2023

Nick Langton
Chief Executive Officer
Alta Global Group Ltd
Level 1, Suite 1, 29-33 The Corso
Manly, New South Wales 2095

>   **Re: Alta Global Group Ltd**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted September 12, 2023**
>   **CIK # 0001981519**

Dear Nick Langton:

   We have reviewed your draft registration statement and have the following comment(s).

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Company Overview, page 1

1.   You state that you have had thousands of consumers complete your proprietary programs. Revise to quantify the number of participants or subscribers, current and historical, and clarify whether the proprietary program you are referring to is primarily your Warrior Training Program. If so, briefly explain this program, considering it appears to represent your primary source of revenues.

We have disclosed that there is substantial doubt about our ability to continue as a going concern, page 8

2.   Please augment your risk factor header to state that your auditors have issued a going concern opinion. Also, we note your related disclosure on page 32, which seems to lay out various events that must occur in order for you to continue as a going concern. And yet in the same section, you also state that "[you] believe that [you] will be able to

continue as a going concern, and that it is appropriate to adopt the going concern basis in the preparation of the financial report," which is unclear. Please revise as the sentence seems contradictory and the implication of "adopting" the going concern basis is not apparent.

We rely on key contracts and relationships..., page 11

3.   Enhance this risk factor to elaborate upon the terms of the key contracts upon which your business is dependent. Specifically, explain when such contracts expire, whether they contain any exclusivity provisions and any rights your counter-parties have to reduce or limit performance under the contracts. In light of your stated dependence upon the contracts, file them as exhibits to your registration statement, consistent with Item 601(b)(10) of Regulation S-K.

If we fail to establish and maintain proper internal controls..., page 15

4.   Clarify whether you have remediated or are in the process of remediating the material weaknesses you describe in this risk factor and make consistent revisions throughout. In this regard, you state that the material weakness did not result in material adjustments to your financial statements, as if to suggest that you have finished implementing your plans to remediate, and yet your disclosure states that you are still implementing such plan, which suggests that you are not yet in a position to know whether the material weaknesses have been resolved.

Our Constitution and Australian laws and regulations..., page 19

5.   Elaborate upon the unique aspects of your corporate requirements, so that investors can appreciate the risk you highlight here. In this regard, you state on page 53 that the terms of your Constitution are not significantly different than a U.S. company's charter documents.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Overview, page 25

6.   Please describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations, in light of the impact of COVID-19 on your business. Please refer to CF Disclosure Guidance: Topic No. 9. In this regard elaborate upon your statement that your operations were "significantly impacted from the ongoing COVID-19 pandemic" to explain how your operations were impacted, to what degree you have recovered, headwinds you continue to face and efforts you are taking to address them. Also, if applicable, please clarify whether inflation has had or is expected to have a material impact on your operations and results.

Business, page 35

7. We note your disclosure here and in your prospectus summary that, "[t]here are currently over 42,000 martial arts and combat sports gyms in the US alone, with more than 10 million people currently training in various martial arts and combat sports disciplines, spending over $12 billion per annum on training and fitness experiences." In addition, under the heading "Growing Engagement" on page 26 you provide similar statistics. As appropriate throughout your filing, including your description of your industry and business, where your disclosure relies upon statistics, please identify the specific source of the statistics.

8. In an appropriate place in this discussion, revise to provide a description of the principal markets in which the company operates, including a breakdown of total revenues by geographic market for each of the last three financial years. Refer to Item 4.B. of Form 20-F.

Our Solution - Alta Platform, page 37

9. For each of your core products, briefly explain the terms of the program that are entered into with the counter-party gym or subscriber, including termination provision, fee structure and your material delivery obligations.

10. Disclose the status of your Alta Community product, which you refer to as the "next phase."

Government Regulations, page 41

11. Enhance your disclosure to provide a description of the material effects of government regulations on the company's business, identifying the regulatory body(ies), consistent with Item 4.B. of Form 20-F. In this regard, revise to state the jurisdictions in which you operate.

Note 2: Significant accounting policies
Revenue Recognition, page F-9

12. We note per page F-9 that "revenue recognized is the net program fees attributable only to the company and does not include the fees due to the gyms." We note however, that gross revenue is presented in the results of operations discussion on page 26 and in the disaggregation of revenue from contracts with customers on page F-19. Please clarify for us, and revise your disclosures to clearly state, whether you are the principal or agent in these arrangements. Please provide an analysis supporting your determination, as well as your basis for the presentation of the line item "contractual obligations to gym" in the consolidated statement of profit of loss. Refer to paragraphs B34 through B38 of IFRS 15 in your response.

Please contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services